07003647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2007 WASH, DC 153

SEC FILE NUMBER
8 –53260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

KATALYST SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 RIVER ROAD, SUITE 1302
(No. And Street)

CONSHOHOCKEN,	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL EHRENSTEIN (212) 587-6667
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 8 2007
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, PAUL EHRENSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KATALYST SECURITIES, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Paul Ehrenstein
Signature

FINOP / Vice President
Title

Viktoriya Pisetskaya
Notary Public

VIKTORIYA PISETSKAYA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PI6063786
Qualified in Kings County
My Commission Expires September 10, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers of
Katalyst Securities LLC:

We have audited the accompanying statement of financial condition of Katalyst Securities LLC as of December 31, 2006. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Katalyst Securities LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 24, 2007

KATALYST SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 16,295
Investments, at fair value	9,767
Due from broker	97
TOTAL ASSETS	$ 26,159

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 6,000
TOTAL LIABILITIES	6,000
Member's equity:	
Capital	1,663,962
Accumulated deficit	(1,643,803)
TOTAL MEMBER'S EQUITY	20,159
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 26,159

The accompanying notes are an integral part of this financial statement.

KATALYST SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1. DESCRIPTION OF BUSINESS

Organization

Katalyst Securities LLC (the "Company") is a Pennsylvania limited liability company incorporated on February 23, 2001 and is a wholly owned subsidiary of Katalyst LLC (Katalyst). The Company is licensed as a securities broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). As such the Company is subject to the Securities Exchange Act of 1934.

The Company provides services in connection with private capital placements and merger and acquisition transactions.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in conformity with the accounting principles generally accepted in the United States of America for the securities brokerage industry.

Revenue Recognition

Revenue in the form of investment banking fees is recognized during the period in which services were provided in the case of engagement retainers, or upon the successful outcome of private capital raises and mergers and acquisitions, and in the case of success fees. The Company's revenue during the year ended December 31, 2006 was generated from a limited number of customers.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, receivables, warrants and accounts payable. The carrying values of these assets and liabilities are considered to be representative of the respective fair values.

Income Taxes

Provision for income taxes is not included in the Company's financial statements since the Company is a limited liability company and earnings or losses are allocated to the member for inclusion in its separate income tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. SERVICES AND EXPENSE AGREEMENT

The Company and Katalyst were parties to a services and expense agreement, as amended and restated, whereby all costs and expenses of the Company have been recorded directly by the Company, including certain shared expenses with Katalyst, which were allocated to the Company by Katalyst based upon the proportional use of the service or product, and costs paid by Katalyst on the Company's behalf under an expense sharing and allocation agreement effective November 1, 2003. During the year ended December 31, 2006, the Company recorded a total of $ 18,000 in direct or shared expenses paid by Katalyst on the Company's behalf under the expense sharing and allocation agreement as an addition to capital.

NOTE 4. CAPITAL

During the year ended December 31, 2006, in addition to the capital provided through the expense sharing and allocation agreement, Katalyst provided the Company with additional capital contributions totaling $ 19,300. The withdrawal of equity capital from the Company is limited by the rules under the Securities Exchange Act of 1934 based upon the balances of the Company's equity capital and liabilities.

NOTE 5. NET CAPITAL REQUIREMENTS

Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 requires maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital (net capital ratio) shall not exceed 15 to 1. As of December 31, 2006, the Company had net capital, as defined, of $10,295, which was $5,295 in excess of its required net capital of $5,000. The Company's net capital ratio was .58 to 1.

END